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Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

August 11, 2025

VIA EDGAR
==========
Aaron Brodsky
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Cantor Fitzgerald Infrastructure Fund, File Nos. 333-262031 and 811-23773

Dear Mr. Brodsky,

On July 3, 2025, Cantor Fitzgerald Infrastructure Fund (the “Trust” or the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). On August 7, 2025, you provided oral comments to the Proxy Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. Please disclose the following in the proxy: “the Fund will not execute the New Management Agreement if: (1) there is a change of control of the Adviser other than the one described in this Proxy Statement; (2) there is another event that would cause the New Management Agreement to terminate pursuant to the 1940 Act if it had already been executed; or (3) the Effective Date of the Transaction has not occurred within of one year of the date of the shareholder action described in this Proxy Statement.

Response. The Registrant has added the disclosure requested.

Comment 2. Please clarify supplementally whether the board approved the interim agreement on February 12, June 27, or multiple dates. Please also clarify supplementally on which date the 150 day requirement would begin for purposes of compliance with Rule 15a-4.

Response. As stated in the Proxy Statement, the Board considered and approved the interim management agreement at Board meetings held on February 12, 2025 and June 27, 2025. The Board initially approved the interim management agreement at the February 12, 2025 meeting. At

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the June 2, 2025 meeting, the Board was provided with an update regarding the details of the Transaction and reaffirmed their approval of the interim management agreement taking into consideration the newly provided details, so the Registrant believes that both dates are relevant to the disclosure. The 150 days would begin upon the Effective Date of the Transaction if the Effective Date occurs before shareholder approval of the New Management Agreement. If shareholder approval of the New Management Agreement has already occurred before the Effective Date, then the interim management agreement will not be needed and will not go into effect.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle